

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street
Suite 1200
Chicago, IL 60603

    Re: Oak Street Health, Inc.
      Registration Statement on Form S-1
      Filed July 10, 2020
      File No. 333-239818

Dear Mr. Pykosz:

  We have reviewed your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed July 10, 2020

Key Business Metrics, page 88

1. You presented Center Contribution as a metric here on page 88, while providing a definition for Platform Contribution but not for Center Contribution on page 89. Please revise accordingly, ensuring that your business metrics are consistently presented throughout the filing.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Goedert, Esq.